SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A.
C.N.P.J. n.º 02.558.074/0001-73 - N.I.R.E. 35.3.001.587.9-2
Publicly-held Company with authorized capital

Ordinary and Extraordinary General Shareholders’ Meeting
Call Notice

The shareholders are hereby summoned to attend to the Ordinary and Extraordinary General Shareholders’ Meeting of the Company to be held at 03:00 p.m. of March 19, 2009, at the head office, located in the City of São Paulo, State of São Paulo, at Av. Roque Petroni Junior, 1464 – térreo (Auditório), to resolve about the following agenda

On Ordinary Meeting

(a) To review the Management Report, to examine, to discuss and vote the financial statements for the fiscal year ended December 31, 2008.

(b) To resolve on the destination of the results of the fiscal year ended on December 31, 2008 and the allocation of profits, as well as the proposed capital expenditures budget prepared in accordance with article 196 of Law No. 6,404/76.

(c) To appoint the members of the Board of Directors of the Company.

(d) To appoint the members of the Fiscal Council.

(e) To setthe annual overall compensation of the directors/officers and the individual compensation of the members of the Fiscal Council for the fiscal year of 2009.

On Extraordinary Meeting

(f) To amend article 5 of the bylaws of the Company, as proposed by the Board of Directors in the meeting held on February 12, 2009, when it was ratified the increase of the capital stock of the Company.

(g) To restate the Bylaws of the Company.

GENERAL INSTRUCTIONS:

i) The powers of attorney granted by the shareholders of the Company, for representation at the meeting, shall be deposited at the head office of the Company, located at Av. Roque Petroni Junior, 1464, 3º andar, lado B, Corporate Division, up to 48 hours before the Shareholders’ Meeting take place;

ii) The shareholders that are part of the Fungible Custody of Registered Shares of the São Paulo Stock Exchange - BOVESPA that intend to attend to this meeting shall deliver a statement containing its corresponding equity interest, dated up to 48 hours before the date of the meeting, containing the respective equity interest.

iii) The documents and proposals related to the agenda of the general meeting called hereby are available to the shareholders at the address mentioned in item “I” above, being at the disposal in the website of the Investors Relation - www.vivo.com.br/ri and in the website of BOVESPA - www.bovespa.com.br.

iv) As per CVM Instruction No. 165 of December 11, 1991, with the amendment contemplated by article 1 of the Instruction 282 of June 26, 1991, the quorum required for the adoption of the multiple vote for the appointment of the members of the Board of Directors is, at least, of 5% of the voting capital.

São Paulo/SP, February 17, 2009.

Luis Miguel Gilpérez López
Chairman of the Board of Directors

VIVO PARTICIPAÇÕES S.A.

MANAGEMENT’S PROPOSAL FOR ALLOCATION OF
THE NET PROFIT FOR FISCAL YEAR 2.008

To the Shareholders,

In compliance with the legal provisions governing the matter, this Management hereby proposes to you that the allocation of the Net Profit for the Year, in the amount of three hundred ninety-nine million, nine hundred thousand, nine hundred and fifty-nine reais and forty-eight cents (R$ 399,900,959.48), posted to the Retained Earnings account, shall be as follows:

Net Profit for the Year	399,900,959.48
Allocation to the Legal Reserve	-19,995,047.97
Adjusted Net Profit	379,905,911.51
Interest on Own Capital (gross) – RCA 12/17/2008	-161,113,275.00
LLA (Adjusted Net Profit) Balance 2008	218,792,636.51
Prior Years’ Realized Profit Reserves (Expansion Reserve)	46,892,678.71
Total LLA + use of expansion reserve	265,685,315.22
Total dividends to be distributed	265,685,315.22
Total dividends + JSCP (Interest on Own Capital) (gross)	426,798,590.22
Total dividends + JSCP (net)	402,631,598.97

1- LEGAL RESERVE

In conformity with article 193 of Law 6404/76, five per cent (5%) of the Net Profit are required to be applied to the Legal Reserve, in the amount of nineteen million, nine hundred and ninety-five thousand, forty-seven reais and ninety-seven cents (R$19,995,047.97).

2 – DIVIDENDS AND INTEREST ON OWN CAPITAL

In compliance with the provisions in article 7, combined to articles 26 of the Company’s Bylaws, in article 202, items I, II, III of Law 6404/76, this Management has proposed that a resolution should be made determining the payment of dividends to the preferred shares of 6% of the capital stock, as shown below. Therefore, the Management proposes the payment of a dividend per preferred share of R$1.095907422398 and under equal conditions to the dividend paid to common shares, in the aggregate amount of four hundred and two million, six hundred and thirty-one thousand, five hundred and ninety-eight reais and ninety-seven cents (R$ 402,631,598.97).

Such dividends, declared on the basis of the 2008 closing balance sheet to the holders of common and preferred shares, is made up by the above detailed interest on the own capital, as approved at a meeting of the Board of Directors of the Company, held on 12/17/2008, deducted in conformity with article 9 of Law 9249/95, in the amount of one hundred and sixty-one million, one hundred and thirteen thousand, two hundred and seventy-five reais (R$161,113,275.00) which, net of withholding income tax, results in one hundred and thirty-six million, nine hundred and forty-six thousand, two hundred and eighty-three reais and seventy-five cents (R$ 136,946,283.75) and dividends in the amount of two hundred and sixty-five million, six hundred and eighty-five thousand, three hundred and fifteen reais and twenty-two cents (R$ 265,685,315.22), as shown below:

2.1 – Statement of calculation of dividends on Preferred shares

a) 3% of the Shareholders’ Equity

Description	Amount – R$
Total Shareholders’ Equity	8,533,211,748.51
Total number of shares (excluding treasury shares)	367,395,631
Equity Value per Share (V.P.A.)	23.226220
Number of Preferred shares (excluding treasury shares)	233,245,286
Minimum priority dividend %	3%
Minimum dividend per preferred share	0.696786599662
Minimum dividend computed for Preferred shares	162,522,189.72

b) 6% of the Capital Stock

Description	Amount – R$
Capital Stock (excluding treasury shares)	6,710,526,649.56
Total number of shares	367,395,631
Unit Value per Share (V.U.A.)	18.2651237
Number of Preferred shares (excluding treasury shares)	233,245,286
Minimum priority dividend %	6%
Minimum dividend per preferred share	1.095907422398
Minimum dividend computed for Preferred shares	255,615,240.17

c) 25% of the Net Profit (excl. Legal Reserve)

Description	Amount – R$
Net Profit for the Year	399,900,959.48
(-) Legal Reserve – 5%	(19,995,047.97)
Adjusted Net Profit	379,905,911.51
Minimum mandatory dividend	25%
Minimum computed dividend	94,976,477.88

 d) Proposed Dividend:

Description	Amount – R$
- Dividend/Proposed JSCP (net)	402,631,598.97
- Preferred Shares – 6% of the Capital Stock	255,615,240.17
- Common Shares (equal conditions as preferred shares)	147,016,358.80

The Distribution of JSCP and dividends and deduction of JSCP is shown as follows:

Interest on Own Capital, Gross	161,113,275.00
(-) Withholding Income Tax	(24,166,991.25)
Net Amount of Interest Deducted from Dividends	136,946,283.75
Dividends	265,685,315.22
Net Dividends / JSCP	402,631,598.97
Number of common and preferred Shares (excluding treasury shares)	367,395,631
Interest on Own Capital per Share (gross)	0.438528010149
Interest on Own Capital per Share (net of withholding income tax - IRRF)	0.372748808626

The distribution of Dividends is shown as follows:

Dividend – R$	265,685,315.22
Common Shares – R$	97,011,977.53
Preferred Shares – R$	168,673,337.69

Dividend in R$ per share	Amount
Number of common Shares	134,150,345
Number of preferred Shares (excluding treasury shares)	233,245,286
PN Shares	0.723158613772
ON Shares	0.723158613772

This amount results in an aggregate of JSCP plus net dividends of R$ 1.095907422398 per common or preferred share.

The amounts for JSCP and dividends shall be paid until December 30, 2009.

3- Expansion Reserve

It is hereby further proposed that part of the balance in the expansion reserve account in the amount of fifty million, forty-five thousand, six hundred and twenty-one reais and eleven cents (R$ 50,045,621.11) is used for supplementing the amount of the proposed dividend, as well as to absorb the three million, one hundred and fifty-two thousand, nine hundred and forty-two reais and forty cents (R$3,152,942.40) negative result arising out of adjustments provided for in Law 11.638/07, as shown below.

Description	Amount
Accumulated loss	(3,152,942.40)
Net Profit for the Year	399,900,959.48
Allocation to Legal Reserve	(19,995,047.97)
Interest on own capital	(161,113,275.00)
Dividends	(265,685,315.22)
Use of expansion reserves	50,045,621.11
Final Balance of Net Profit for the Year	-

São Paulo, February 12, 2009.

BOARD OF DIRECTORS

Chairman
LUIS MIGUEL GILPÉREZ LÓPEZ

Vivo Participações S.A

To the Shareholders of
Vivo Participações S.A.

Re: CAPITAL BUDGET FOR 2009, 100% CONSOLIDATED WITH SUBSIDIARIES TELEMIG
CELULAR PARTICIPAÇÕES S.A. (“TELEMIG PART”) AND VIVO S.A.

Under the terms of paragraph 2 of Article 196 of Law 6404/76, we hereby submit to you, for your resolution, the Capital Budget for Vivo Participações S.A. and its subsidiaries for fiscal year 2009, in the amount of two billion, six hundred and thirty-five million, one hundred and six thousand, fifty-nine reais and twenty-eight cents (R$ 2,635,106,059.28), pursuant to the below listed funding sources, which was approved by the Board of Directors at a meeting held on this date.

Capital Budget Proposal (Vivo S.A.)	R$ 2,227,414,469.77
Capital Budget Proposal (Telemig Part)	R$ 407,691,589.51
Total	R$ 2,635,106,059.28

Funding Sources:

Balance in the Retained Earnings account	R$ -0-
Retained Profits/Reserves in the subsidiaries	R$ 970,835,294.01
Own/third party funds	R$ 1,664,270,765.27

Therefore, we submit the above proposal for capital budget for your resolution.

São Paulo, February 12, 2009.

BOARD OF DIRECTORS

LUIS MIGUEL GILPÉREZ LÓPEZ

Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2009

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.